What experts have said over the last week

RBC Capital Markets

"A slightly weaker organic earnings growth backdrop provides increased motivation for investors to consider the QXO offer." — **RBC Capital Markets, "Beacon Roofing Supply, Inc. 4Q'24 First Take" (2/27/2025)**

CNBC

Jim Cramer: "I think Brad Jacobs is going to win. I'm saying it right here." David Faber: "Who knows if he's going to raise. He's going to raise, right?" Jim Cramer: "Maybe he doesn't have to do that." — **CNBC, Squawk on the Street (2/25/2025)**

ROOFING CONTRACTOR

"The stock's 52-week high has yet to reach QXO's offer price, underscoring the premium available to shareholders." — **Roofing Contractor, "QXO Extends Tender Offer, Beacon Responds" (3/4/2025)**

RBC Capital Markets

"The lack of meaningful progress around GM% and Adj. OpEx remains a pain point, while a weaker (weather impacted) 1Q also steepens the FY earnings ramps, likely to drive some investor skepticism into the 3/13 Investor Day." — **RBC Capital Markets, "Storm Before the Calm" (2/27/2025)**

RAYMOND JAMES

"1Q25 guidance was particularly soft." — **Raymond James, "Does Big 1Q Guidance Miss Increase Chance of QXO Deal?" (2/27/2025)**

RAYMOND JAMES

"4Q sales were impacted by the "sharpest seasonal slowdown in several years" (especially November/December) in residential verticals in the North and Western regions." — **Raymond James, "4Q EBITDA Misses, 1Q Starting Soft" (2/27/2025)**

BAIRD

"While the full-year guide captured expectations, it now requires a steeper ramp following 1Q25." — **Baird, "Quarter and 2025 Outlook Mostly OK; Slow 1Q25" (2/27/2025)**

RAYMOND JAMES

"Beacon's 4Q results missed by 2-3% via sales and opex. The full-year 2025 EBITDA guidance range missed consensus mildly at the midpoint, with 1Q guidance particularly soft, with daily sales -LDD% quarter to date." — **Raymond James, "4Q EBITDA Misses, 1Q Starting Soft" (2/27/2025)**

RAYMOND JAMES

"We posit the only modest sell-off post-print despite a marked 1Q guidance miss indicates the markets (rightful) stance that a QXO takeout becomes even more likely/attractive. We surmise no other bidders on the come, so place our new target at the $124.25 takeout offer. That said, if QXO were to walk away, we envision BECN shares dropping ~20% to below-pre-deal levels." — **Raymond James, "Does Big 1Q Guidance Miss Increase Chance of QXO Deal?" (2/27/2025)**

Capital Markets

"The 1Q guide was weak, and puts some risk around the FY guide." — **RBC Capital Markets, "Beacon Roofing Supply, Inc. 4Q'24 First Take" (2/27/2025)**

TRUIST

"We suspect that a majority of investors will vote for QXO's board nominees--if the process goes that far." — **Truist, "QXO Continues BECN Pressure; Still Waiting For Competing Bids" (3/10/2025)**

WOLFE RESEARCH

"It's worth noting that our building products coverage (ex BECN) has declined -15.6% since January 15th when QXO's offer became public, suggesting the valuation implied by QXO's offer has become more compelling over the past six weeks." — **Wolfe Research, "Cold Start to 2025 Doesn't Freeze Out Investors" (2/27/2025)**

GORDON HASKETT RESEARCH ADVISORS

"To change minds, BECN will have to get the crowd excited when it hosts an investor day on March 13. As has been the case all along, this event will go a long way towards shaping what the crowd thinks about QXO's $124 tender. **— Gordon Haskett, "Event-Driven Research (2/27/2025)**

MarketWatch

"'There are a lot of headwinds in the market,' CEO Julian Francis told MarketWatch." — **MarketWatch, "Beacon Roofing sees 'headwinds' from tariffs and labor jitters from building contactors" (2/27/2025)**

GORDON HASKETT RESEARCH ADVISORS

"The ho-hum outlook BECN shared with shareholders last Thursday was not a game changer and the market, at large, continues to drift lower. As it does, the relative merit of QXO's $124.25/share cash offer continues to look better." — **Gordon Haskett, "Event-Driven Research" (3/4/2025)**